EXHIBIT 99

News Release	|	Fording

Fording Inc. Suite 1000, 2O5 Nine Avenue S.E. Calgary, Alberta T2G DR4

For Immediate Release

FORDING INC. TO REVIEW REVISED OFFER FROM SHERRITT
Special Meeting postponed to January 3, 2003

CALGARY — December 12, 2002 — Fording Inc. (TSX/NYSE: FDG) said today that its Board of Directors will review Sherritt Coal Partnership II’s proposed revised unsolicited offer when the circular describing the offer is received.

Sherritt’s news release, issued today, states that it intends to replace a $29 Cdn. per share all cash offer originally announced on October 21, 2002. Sherritt also stated that the new offer would expire on January 6, 2003 rather than the original date of December 27, 2002.

The Fording Board of Directors will issue a formal response to the revised offer after it has been received and after a thorough review and consultation with its financial and legal advisors. To allow time for that review, the communication of its recommendation, and consideration by shareholders over the holiday season, Fording has postponed the Special Meeting of shareholders to consider the Arrangement with Teck Cominco Limited and Westshore Terminals Income Fund until January 3, 2003.

“We will examine the changes in the offer to evaluate whether it, in fact, offers any greater value to shareholders and how it compares to the value provided by the Company’s Enhanced Plan of Arrangement, involving Teck and Westshore,” said Richard Haskayne, Chairman of Fording’s Board of Directors. “The Sherritt news release does not deal with a number of key areas that are critical to the evaluation of the offer. We hope that Sherritt will provide more information to our shareholders in their formal offer circular as soon as possible.”

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222